

April 2, 2014

<u>Via E-mail</u>
Mr. Paul Eisman
President and Chief Executive Officer
Alon USA Energy, Inc.
12700 Park Central Dr., Suite 1600
Dallas, Texas 75251

> **Re:** **Alon USA Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Response dated January 24, 2014**
> **File No. 1-32567**

Dear Mr. Eisman:

We have reviewed your filings and letter dated January 24, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

1.   We note that in your response to prior comment 1 you undertook to properly incorporate by reference 10.105 to your annual report on Form 10-K for the fiscal year ended December 31, 2012 in future filings. However, we are unable to locate the Supply and Offtake Agreement between Paramount Petroleum Corporation and J. Aron & Company dated February 28, 2012 in the exhibit index to your annual report on Form 10-K for the fiscal year ended December 31, 2013. Please advise or revise. If you intend to incorporate by reference such agreement to a previously filed exhibit, please ensure that you filed all schedules to such exhibit. Refer to prior comment 2.

2.   We note that in your response to prior comment 2 you undertook to re-file each of the supply and offtake agreements with J. Aron and Company as exhibits to your annual report on Form 10-K for the fiscal year ended December 31, 2013. However, we note that you have not filed Exhibits 10.78, 10.79, 10.81, 10.83 or 10.85 to such annual report to include omitted schedules. Please advise or revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director